Exhibit 99.2

MY Announces Change of Board of Directors

Zhongshan, China, November 16, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or “the Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that, effective November 16, 2012, Mr. Xian Wang has resigned as a member of the Company’s board of directors, for personal reasons. Mr. Wang has been a member of the board of directors since August 2010. Mr. Wang has also at the same time resigned as the senior vice president for strategic investment of the Company.

Upon the effectiveness of Mr. Wang’s resignation, the Company’s board of directors will consist of seven directors, including four independent directors. “We would like to thank Mr. Wang for his valuable contributions to Ming Yang,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “On behalf of the board of directors, I would like to take this opportunity to express our sincere gratitude to Mr. Wang and wish him the best in his future pursuits and endeavors.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: http://ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

E: ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Nora Yong

T: +852-2530-0228

E: mingyang@fleishman.com

Hon Gay Lau

T: +852-2530-0228

E: mingyang@fleishman.com